

Mail Stop 3720

November 24, 2015

Benjamin Gordon
Interim Chief Executive Officer
Cambridge Holdco Corp.
525 South Flagler Drive, Suite 201
West Palm Beach, FL 33401

> **Re:** **Cambridge Holdco Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 18, 2015**
> **File No. 333-206989**

Dear Mr. Gordon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of the Proxy Statement/Prospectus

Opinion of Financial Advisor to the Board of Directors of Cambridge, page 17

1. Please explain, and quantify where necessary, why the likely delay in certain revenues to be received by Ability does not impact Prometheus' fairness conclusion. In addition, we note your disclosure that certain revenues were expected in the "second half of 2015." Please consider this impact on your September 30, 2015 results of operations narrative on page 151. As such, please revise to explain this development or tell us why you believe further discussion is not warranted under Item 303(a)(3)(i) of Regulation S-K.

Item 21. Exhibits and Financial Statement Schedules

2.   Please have counsel revise the legality opinion filed as Exhibit 5.1 to clearly opine on the 1,467,000 ordinary shares issuable to Eyal Tzur and Migdal Underwriting & Business Initiatives Ltd. in connection with the business combination.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Jeffrey M. Gallant
        Graubard Miller